Exhibit 99.1

FORM 51-102F4

Business Acquisition Report

Item 1	Identity of the Company

1.1	Name and Address of Company

Brookfield Infrastructure Corporation (“BIPC”)

1055 West Georgia Street, Suite 1500, P.O. Box 11117

Vancouver, British Columbia

V6E 4N7

1.2	Executive Officer

The name of the executive officer of BIPC who is knowledgeable about the significant acquisition and this business acquisition report (the “Report”) is Aaron Kline, Managing Partner, Brookfield Asset Management (tel: 416 956-5164).

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On March 30, 2020, BIPC acquired from Brookfield Infrastructure L.P. (“Holding LP”), a subsidiary of Brookfield Infrastructure Partners L.P. (“BIP”), BIP’s indirect interest in BUUK Infrastructure No 1 Limited (“BUUK”) and Nova Tranportadora do Sudeste S.A. (“NTS” and together with BUUK, BIPC’s “Operating Subsidiaries”) in connection with BIP’s special distribution (the “special distribution”) of class A exchangeable subordinate voting shares of BIPC (“Exchangeable Shares”) to holders of BIP’s non-voting limited partnership units. BIPC’s acquisition of the Operating Subsidiaries is hereafter referred to as the “Acquisition”. The special distribution was completed on March 31, 2020.

BUUK is an independent provider of last-mile utility networks in the United Kingdom. NTS is a Brazilian regulated gas transmission business.

2.2	Date of Acquisition

The closing of the Acquisition occurred on March 30, 2020

2.3	Consideration

BIPC acquired the Operating Subsidiaries from Holding LP in exchange for (i) approximately 46.3 million Exchangeable Shares and approximately 1.4 million class C non-voting shares, and (ii) promissory notes in the aggregate approximate amount of US$1,042 million.

2.4	Effect on Financial Position

The effect of the Acquisition on BIPC’s financial position is outlined in the pro forma statements attached hereto in the appendices to this Report.

BIPC currently has no plans or proposals for material changes in its business affairs or the affairs of the businesses acquired pursuant to the Acquisition which may have a significant effect on BIPC’s financial performance and financial position.

2.5	Prior Valuations

None.

2.6	Parties to Transaction

BIPC acquired the Operating Subsidiaries from Holding LP. Holding LP is an affiliate of BIPC since each of BIPC and Holding LP are subsidiaries of BIP.

2.7	Date of Report

June 9, 2020

Item 3	Financial Statements

Pursuant to Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations, the following financial statements are attached to and form part of this Report:

(a)

Audited combined carve-out financial statements of the utilities operations of Brookfield Infrastructure Partners L.P. as of December 31, 2019 and December 31, 2018 and for each of the three years in the period ended December 31, 2019 (the “Audited Financial Statements”).

(b)	Unaudited condensed pro forma financial statements of BIPC as of December 31, 2019 and for the year ended December 31, 2019.

Deloitte LLP has not given its consent to the inclusion in this Report of its audit report in respect of the Audited Financial Statements.

Appendix “A”

Financial Statements

(see attached)

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

as of December 31, 2019 and December 31, 2018 and for each of the three years in the period ended December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Brookfield Infrastructure Partners L.P.

Opinion on the Financial Statements

We have audited the accompanying combined carve-out statements of financial position of the Utilities Operations of Brookfield Infrastructure Partners L.P. (the “Business”) as of December 31, 2019 and 2018, the related combined carve-out statements of operating results, comprehensive income, equity and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Business as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Business’ management. Our responsibility is to express an opinion on the Business’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Business in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Business is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Business’ internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 14, 2020

We have served as the Business’ auditor since 2019.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

COMBINED CARVE-OUT STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2019	As of December 31, 2018
Assets
Cash and cash equivalents	4, 5	$204	$99
Accounts receivable and other	4, 6	390	342

Current assets		594	441
Property, plant and equipment	7	4,497	3,677
Intangible assets	8	3,936	4,267
Goodwill	9	667	691
Financial assets	4	29	34
Other assets	6	89	86
Deferred income tax asset	15	41	44

Total assets		$9,853	$9,240

Liabilities and Equity
Liabilities
Accounts payable and other	4, 10	$487	$349
Financial liabilities	4, 11	6	5

Current liabilities		493	354
Non-recourse borrowings	4, 12	3,526	3,246
Financial liabilities	4, 11	1,002	978
Other liabilities	10	90	83
Deferred income tax liability	15	1,465	1,330

Total liabilities		6,576	5,991

Equity
Equity in net assets attributable to parent company	13	1,654	1,462
Non-controlling interests	13	1,623	1,787

Total equity		3,277	3,249

Total liabilities and equity		$9,853	$9,240

The accompanying notes are an integral part of the financial statements.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

COMBINED CARVE-OUT STATEMENTS OF OPERATING RESULTS

		For the year ended December 31,
US$ MILLIONS	Notes	2019	2018	2017
Revenues	14	$1,619	$1,561	$1,323
Direct operating costs		(244)	(236)	(195)
General and administrative expenses		(30)	(24)	(25)
Depreciation and amortization expense	7, 8	(308)	(319)	(263)

		1,037	982	840
Interest expense		(156)	(127)	(71)
Mark-to-market on hedging items	4	5	(4)	(3)
Other expense		(44)	(36)	(13)

Income before income tax		842	815	753
Income tax expense
Current	15	(175)	(134)	(75)
Deferred	15	(97)	(100)	(101)

Net income		$570	$581	$577

Attributable to:
Parent company		$197	$202	$207
Non-controlling interests		373	379	370

The accompanying notes are an integral part of the financial statements.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
US$ MILLIONS	Notes	2019	2018	2017
Net income		$570	$581	$577
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, plant and equipment	7	347	203	68
Taxes on the above	15	(59)	(35)	(11)

		288	168	57

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(59)	(725)	(141)
Cash flow hedge	4	5	4	(1)
Taxes on the above items	15	(1)	(1)	—

		(55)	(722)	(142)

Total other comprehensive income (loss)		233	(554)	(85)

Comprehensive income		$803	$27	$492

Attributable to:
Parent company	16	$442	$98	$253
Non-controlling interests	16	361	(71)	239

The accompanying notes are an integral part of the financial statements.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

COMBINED CARVE-OUT STATEMENTS OF EQUITY

US$ MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Equity attributable to parent company	Non-controlling interests	Total equity
Balance as at January 1, 2019	$681	$388	$115	$278	$1,462	$1,787	$3,249
Net income	—	197	—	—	197	373	570
Other comprehensive income (loss)	—	—	—	245	245	(12)	233

Comprehensive income	—	197	—	245	442	361	803
Distributions to, net of contributions from, parent	(250)	—	—	—	(250)	—	(250)
Distributions to non-controlling interests	—	—	—	—	—	(525)	(525)

Balance as at December 31, 2019	$431	$585	$115	$523	$1,654	$1,623	$3,277

(1)	Refer to Note 16 Accumulated Other Comprehensive Income for an analysis of accumulated other comprehensive income by item.

US$ MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Equity attributable to parent company	Non-controlling interests	Total equity
Balance as at January 1, 2018	$1,358	$186	$115	$382	$2,041	$3,298	$5,339
Net income	—	202	—	—	202	379	581
Other comprehensive loss	—	—	—	(104)	(104)	(450)	(554)

Comprehensive income (loss)	—	202	—	(104)	98	(71)	27
Distributions to, net of contributions from, parent	(677)	—	—	—	(677)	—	(677)
Capital provided to non-controlling interests(2)	—	—	—	—	—	(877)	(877)
Distributions to non-controlling interests	—	—	—	—	—	(563)	(563)

Balance as at December 31, 2018	$681	$388	$115	$278	$1,462	$1,787	$3,249

(1)	Refer to Note 16 Accumulated Other Comprehensive Income for an analysis of accumulated other comprehensive income by item.
(2)	Refer to Note 12 Borrowings.

The accompanying notes are an integral part of the financial statements.

US$ MILLIONS	Share capital	Retained earnings	Ownership changes(1)	Accumulated other comprehensive income(2)	Equity attributable to parent company	Non-controlling interests	Total equity
Balance as at January 1, 2017	$331	$(21)	$115	$336	$761	$183	$944
Net income	—	207	—	—	207	370	577
Other comprehensive income (loss)	—	—	—	46	46	(131)	(85)

Comprehensive income	—	207	—	46	253	239	492
Acquisition of affiliates	—	—	—	—	—	3,492	3,492
Distributions to non-controlling interests	—	—	—	—	—	(616)	(616)
Distributions to, net of contributions from, parent	1,027	—	—	—	1,027	—	1,027

Balance as at December 31, 2017	$1,358	$186	$115	$382	$2,041	$3,298	$5,339

(1)	Opening balance of ownership changes relate to the partnership’s partial disposition of a 20% economic interest in the U.K. regulated distribution operation in 2012.
(2)	Refer to Note 16 Accumulated Other Comprehensive Income for an analysis of accumulated other comprehensive income by item.

The accompanying notes are an integral part of the carve-out financial statements.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

		For the year ended December 31,
US$ MILLIONS	Notes	2019	2018	2017
Operating Activities
Net income		$570	$581	$577
Adjusted for the following items:
Depreciation and amortization expense	7, 8	308	319	263
Mark-to-market on hedging items, provisions and other	4	35	50	22
Deferred income tax expense	15	97	100	101
Changes in non-cash working capital, net	21	73	15	68

Cash from operating activities		1,083	1,065	1,031

Investing Activities
Acquisition of affiliates, net of cash acquired		—	—	(4,146)
Purchase of long lived assets	7, 8	(455)	(443)	(403)
Disposal of long lived assets	7, 8	14	8	36

Cash used by investing activities		(441)	(435)	(4,513)

Financing Activities
Affiliate distributions to non-controlling interests		(525)	(563)	(616)
Capital provided by non-controlling interests		—	—	2,789
Capital provided to non-controlling interests		—	(877)	—
Distributions (to) from parent		(250)	(677)	1,027
Proceeds from non-recourse borrowings	12	316	1,986	373
Repayment of non-recourse borrowings	12	(55)	(437)	(20)

Cash (used by) from financing activities		(514)	(568)	3,553

Cash and cash equivalents
Change during the year		128	62	71
Impact of foreign exchange on cash		(23)	(41)	(3)
Balance, beginning of year		99	78	10

Balance, end of year		$204	$99	$78

The accompanying notes are an integral part of the financial statements. Please refer to Note 21 for supplemental disclosures on the statements of cash flows.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

The combined carve-out financial statements of the utilities operations of Brookfield Infrastructure Partners L.P., presented herein, reflect the combined carve-out statements of financial position, operations, changes in equity and cash flows of the Brazilian regulated gas transmission operations and the U.K. regulated distribution operations (the “Business”) of Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”, the “partnership” or the “parent company”) (NYSE: BIP; TSX: BIP.UN). The partnership is one of the world’s largest diversified infrastructure owners and operators. The partnership announced that it intends to make a special distribution of the shares of Brookfield Infrastructure Corporation (“BIPC” or our “company”), a British Columbia corporation, to its unitholders. Prior to the special distribution, Brookfield Infrastructure will effect a reorganization that results in BIPC acquiring the Business.

The Business, through its affiliates, is an owner and operator of regulated utilities investments in Brazil and the United Kingdom. BIPC was formed as a corporation established under the British Columbia Business Corporation Act and is a subsidiary of the parent company. The parent company’s head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. AFFILIATES

The following table presents details of non-wholly owned affiliates of the Business as of December 31 for the years indicated:

		Country of incorporation	Effective Ownership Interest (%)			Voting Interest (%)
Defined Name	Name of entity		2019	2018	2017	2019	2018	2017
U.K. regulated distribution operation	BUUK Infrastructure Holdings Limited	U.K.	80	80	80	80	80	80
Brazilian regulated gas transmission operation(1)	Nova Transportadora do Sudeste S.A.(1)	Brazil	28	28	28	90	90	90

(1)

The Business has entered into voting arrangements to provide the Business with the ability to direct the relevant activities of the investee. The Business controls this investee given that the Business is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Business exercises judgment to determine the level of variability that will achieve control over an investee, particularly in circumstances where the Business’ voting interest differs from its ownership interest in an investee. The following were considered to determine whether the Business controls this investee: the degree of power (if any) held by other investors, the degree of exposure to variability of each investor, the determination of whether any general partner removal rights are substantive and the purpose and design of the investee.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These combined carve-out financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The combined carve-out financial statements were authorized for issue by the Board of Directors of the general partner of our parent company on February 14, 2020.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

(b)	Basis of Preparation

The combined carve-out financial statements are prepared on a going concern basis. All of the assets and liabilities presented are controlled by the partnership and will be transferred to our company at carrying value. The assets and liabilities in the combined carve-out financial statements have been presented on a historical cost basis, as immediately prior to the transfer. The financial statements represent a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows of the business that will be contributed to our company. All intercompany balances, transactions, revenues and expenses within the Business have been eliminated.

The principal operating entities of the Business generally maintain their own independent management and infrastructure. The Business constitutes a single operating segment. However, certain resources for oversight of operations and associated overhead are incurred at the partnership. These corporate costs have been allocated on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to the Business.

Management believes the assumptions underlying the combined carve-out financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by the Business during the periods presented. However, due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, these combined carve-out financial statements may not necessarily reflect the Business’ financial position, operations and cash flow for future periods, nor do they reflect the financial position, results of operations and cash flow that would have been realized had the Business been a stand-alone entity during the periods presented. The financial statements present the equity in the net assets attributable to the parent company rather than the shareholders’ equity. Non-controlling interests in the net assets and results of affiliates within the Business are shown separately in equity in the Combined Carve-Out Statement of Financial Position.

(i)	Affiliates

These combined carve-out financial statements include the accounts of the Business and affiliates over which the Business has control. Affiliates are combined from the date of acquisition, being the date on which the Business obtains control, and continue to be combined until the date when control is lost. The Business (investor) controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition by acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in share capital in addition to changes in ownership interests. Total comprehensive income is attributed to non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All intercompany balances, transactions, revenues and expenses are eliminated in full.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

(c)	Foreign Currency Translation

The U.S dollar is the functional and presentation currency of the Business. Each of the Business’ affiliates determines its own functional currency and items included in the financial statements of each affiliate are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of other comprehensive income. On disposal of a foreign operation resulting in the loss of control, the component of other comprehensive income due to accumulated foreign currency translation relating to that foreign operation is reclassified to net income. On partial disposal of a foreign operation in which control is retained, the proportionate share of the component of other comprehensive income or loss relating to that foreign operation is reclassified to non-controlling interests in that foreign operation.

Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains and losses on transactions which hedge these items are also included in net income or loss. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

(d)	Business Combinations

Business acquisitions in which control is acquired are accounted for using the acquisition method, other than those between and among entities under common control. The consideration of each acquisition is measured at the aggregate of the fair values at the acquisition date of assets transferred by the acquirer, liabilities incurred or assumed, and equity instruments issued by the Business in exchange for control of the acquiree. Acquisition related costs are recognized in the Combined Carve-Out Statement of Operating Results as incurred and included in other expenses.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the Combined Carve-Out Statements of Operating Results, whereas changes in the fair values of contingent consideration classified within share capital are not subsequently re-measured.

Where a business combination is achieved in stages, the Business’ previously held interests in the acquired entity are remeasured to fair value at the acquisition date, that is, the date the Business attains control and the resulting gain or loss, if any, is recognized in the Combined Carve-Out Statements of Operating Results. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to the Combined Carve-Out Statements of Operating Results, where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Business reports provisional amounts for the items for which the accounting is

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017 incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date the Business obtains complete information about facts and circumstances that existed as of the acquisition date. The measurement period is subject to a maximum of one year subsequent to the acquisition date.

If, after reassessment, the Business’ interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree if any, the excess is recognized immediately in profit or loss as a bargain purchase gain.

Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) and the amount initially recognized less the cumulative amount of income recognized in accordance with IFRS 15, Revenue from Contracts with Customers.

(e)	Cash and Cash Equivalents

Cash and cash equivalents include short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(f)	Accounts Receivable

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any loss allowance for expected credit losses.

(g)	Property, Plant and Equipment

The Business uses the revaluation method of accounting for all classes of property, plant and equipment. Property, plant and equipment is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on at least an annual basis, and on a sufficient basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income or loss and accumulated in equity within the revaluation surplus reserve, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Revaluation gains are included in other comprehensive income but are not subsequently recycled into profit or loss.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017 on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the Combined Carve-Out Statements of Operating Results. However, any balance accumulated in revaluation surplus is subsequently recorded in retained earnings when an asset is derecognized and not transferred to profit or loss.

Depreciation of an asset commences when it is available for use. Property, plant and equipment are depreciated on a straight line or declining-balance basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 50 years
Plant and equipment	Up to 5 years
Network systems	Up to 60 years

Depreciation on property, plant and equipment is calculated on a straight-line or declining-balance basis so as to depreciate the net cost of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.

(h)	Asset Impairment

At each reporting date the Business assesses whether for assets, other than those measured at fair value with changes in values recorded in profit or loss, there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates in, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(i)	Intangible Assets

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. The Business’ intangible assets are comprised primarily of service concession arrangements and customer order backlogs.

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization unless indefinite-lived and accumulated impairment losses, on the same basis as intangible assets acquired separately.

Public service concessions that provide the Business the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as an intangible asset under IFRIC 12, Service Concession Arrangements.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

Concession arrangements were acquired as part of the acquisition of the Brazilian regulated gas transmission operation and were initially recognized at their fair values. The intangible assets at the Brazilian regulated gas transmission operation relate to pipeline concession contracts, amortized on a straight-line basis over the life of the contractual arrangement.

The customer order backlog was acquired as part of the acquisition of the U.K. regulated distribution operation and was initially recorded at its fair value. The customer order backlog represents the present value of future earnings derived from the build out of contracted connections at the acquisition date of the U.K. regulated distribution operation. The customer order backlog is amortized over its estimated useful life of 15 years.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

(j)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units to which it relates. The Business identifies cash generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit or group of cash generating units, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is recognized in period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

On disposal of an affiliate, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.

(k)	Revenue Recognition

The Business has adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018 using a modified retrospective approach, with the impact of adoption recognized at the date of initial application. IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.

The Business recognizes revenue when it transfers control of a product or service to a customer.

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

The Business recognizes revenue when the specific criteria set out below have been met. Cash received by the Business from customers is recorded as deferred revenue until the revenue recognition criteria set out below are met.

Revenue from utilities infrastructure is derived from the transmission of energy and natural gas and the distribution of energy. Distribution and transmission revenue each contain a single performance obligation that is recognized over time. The connection revenue relating to the Business’ regulated distribution operation contains a distinct performance obligation that is recognized over the period that the connection is constructed, based on an input method of progress recognition on the basis that this methodology is most reflective of the underlying transfer of control. The payment terms for all of our revenue streams require payment upon completion, except for connections income whereby payment is typically collected up-front prior to the completion of any services.

(l)	Financial Instruments and Hedge Accounting

(i)	Financial Instrument Classification

The Business has adopted IFRS 9, Financial Instruments (“IFRS 9”) as of January 1, 2018 retrospectively with no restatement of comparative periods. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. The standard includes changes regarding the classification of certain financial instruments as discussed below. These changes have not had a material impact on the Business’ combined carve-out financial statements. The standard also includes a new general hedge accounting standard which aligns hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it allows more hedging strategies that are used for risk management purposes to qualify for hedge accounting and introduces more judgment to assess the effectiveness of a hedging relationship.

The Business classifies cash and cash equivalents and accounts receivable and other as amortized cost. Derivative assets are classified as FVTPL, except for derivatives in certain hedging relationships. Other financial assets are classified as either amortized cost or FVTOCI.

Financial assets classified as FVTPL or FVTOCI are subsequently measured at fair value at each reporting date. For financial assets classified as FVTPL, the change in fair value is recorded through profit or loss. For financial assets classified as FVTOCI, the change in fair value is recorded in other comprehensive income. The cumulative gains or losses related to FVTOCI equity instruments are not reclassified to profit or loss on disposal, whereas the cumulative gains or losses on all other FVTOCI assets are reclassified to profit or loss on disposal. For financial instruments at amortized cost or debt instruments at FVTOCI, the Business assesses if there have been significant increases in credit risk since initial recognition to determine whether lifetime or 12-month expected credit losses should be recognized. Any related loss allowances are recorded through profit or loss.

Non-recourse borrowings and accounts payable and other, are classified as amortized cost, except for derivatives embedded in related financial instruments. Embedded derivatives and any other derivative liabilities are classified as FVTPL and are subsequently measured at fair value, except for derivatives in certain hedging relationships. Other financial liabilities are classified as either FVTPL or amortized cost.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

Financial instruments classified as amortized cost upon adoption of IFRS 9—Financial Instruments (“IFRS 9”) were previously classified as loans and receivables. Financial assets classified as FVTOCI were previously classified as available-for-sale securities. The changes in classification had no impact on the carrying values and there were no changes to the classification of the remainder of financial assets classified as FVTPL.

(ii)	Hedge Accounting

The Business selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate and foreign exchange risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and that the hedging relationship meets all of the hedge effectiveness requirements. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.

Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense.

(m)	Income Taxes

Income tax expense represents the sum of the tax accrued in the period and deferred income tax.

(i)	Current income tax

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the reporting date. Current income tax relating to items recognized directly in share capital are also recognized directly in share capital and other comprehensive income.

(ii)	Deferred income tax

Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases used in the computation of taxable income and carrying amounts of assets and liabilities in the combined carve-out financial statements. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. Such deferred income tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income, other than in a business combination. The carrying amount of deferred income tax assets are reviewed at each reporting date and reduced to the extent it is no longer probable that the income tax asset will be recovered.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

Deferred income tax liabilities are recognized for taxable temporary differences associated with investments in affiliates, except where the Business is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and assets reflect the tax consequences that would follow from the manner in which the Business expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority within a single taxable entity or the Business intends to settle its current tax assets and liabilities on a net basis in the case where there exist different taxable entities in the same taxation authority and when there is a legally enforceable right to set off current tax assets against current tax liabilities.

(n)	Assets Held for Sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.

When the Business is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Business will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Non-current assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the Combined Carve-Out Statements of Financial Position and are classified as current. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the Combined Carve-Out Statements of Financial Position.

Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized, respectively.

(o)	Provisions

Provisions are recognized when the Business has a present obligation, either legal or constructive, as a result of a past event, it is probable that the Business will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

(p)	Earnings per share

The Business’ historical structure is not indicative of its prospective structure since no direct ownership relationship existed among all the various shares comprising the Business. Accordingly, historical earnings per share has not been presented in the combined carve-out financial statements.

(q)	Critical Accounting Judgements and Key Sources of Estimation Uncertainty

The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments and estimates made by management and utilized in the normal course of preparing the Business’ combined carve-out financial statements are outlined below.

(i)	Common control transactions

IFRS 3 (2008) Business Combinations does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the Business has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The Business’ policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the combined carve-out statements of financial position, operating results, changes in equity and cash flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.

(ii)	Financial instruments

The Business’ accounting policies relating to derivative financial instruments are described in Note 3(l), Financial Instruments and Hedge Accounting. The critical judgments inherent in these policies relate

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017 to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of the Business relative to its counterparties; the credit risk of the Business and counterparty; estimated future cash flows; and discount rates.

(iii)	Revaluation of property, plant and equipment

Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 7, Property, Plant and Equipment.

(iv)	Fair values in business combinations

The Business accounts for business combinations using the acquisition method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgments including future cash flows discounted at an appropriate rate to reflect the risk inherent in the acquired assets and liabilities. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

(v)	Impairment of goodwill, intangibles with indefinite lives

The impairment assessment of goodwill and intangible assets with indefinite lives requires estimation of the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or the intangible asset has been allocated. The Business uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating units; discount rates; terminal capitalization rates; terminal valuation dates and useful lives.

Other estimates utilized in the preparation of the Business’ financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.

Other critical judgments utilized in the preparation of the Business’ financial statements include the methodologies for calculating amortization, determination of operating segments and determination of control.

(r)	Recently adopted accounting standards

The Business applied, for the first time, certain new standards applicable to the Business that became effective January 1, 2019. The impact of adopting these new standards on the Business’ accounting policies are as follows:

IFRS 16 Leases (“IFRS 16”)

In January 2016, the IASB published a new standard, IFRS 16. The new standard brings most leases on balance sheet, eliminating the distinction between operating and finance leases. Lessor accounting, however,

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017 remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases (“IAS 17”) and related interpretations and is effective for periods beginning on or after January 1, 2019.

The Business adopted the standard using a modified retrospective approach, whereby any transitional impact is recorded in equity as at January 1, 2019, and comparative periods are not restated. The adoption of IFRS 16 resulted in the recognition of lease liabilities that are recorded in accounts payable and other, other liabilities, and right-of-use assets, or ROU, that are classified as property, plant, and equipment of $3.0 million. The adoption of IFRS 16 did not have an impact on equity at the date of adoption.

IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”)

In June 2017, the IASB published IFRIC 23, effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. The Business has adopted the interpretation as of January 1, 2019 on a modified retrospective basis. The adoption did not have a material impact on the Business’ combined carve-out financial statements.

IFRS 3 Business Combinations (“IFRS 3”)

In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020. The amendment clarifies the definition of a business and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that to be considered a business, an acquired set of activities and assets must include an input and a substantive process that together significantly contribute to the ability to create outputs. Effective January 1, 2019, the Business has early adopted the standard prospectively. The adoption did not have a significant impact on the Business’ combined carve-out financial statements.

After the adoption of IFRS 3 amendments, the Business continues to account for business combinations in which control is acquired under the acquisition method. When an acquisition is made, the Business considers the inputs, processes and outputs of the acquiree in assessing whether it meets the definition of a business. When the acquired set of activities and assets lack a substantive process in place but will be integrated into the Business’ existing operations, the acquisition ceases to meet the definition of a business and is accounted for as an asset acquisition. Assets acquired through asset acquisitions are initially measured at cost, which includes the transaction costs incurred for the acquisitions. Acquisitions that continue to meet the definition of a business combination are accounted for under the same acquisition method.

NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017 determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the business looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.

Classification of Financial Instruments

Financial instruments classified as fair value through profit or loss are carried at fair value on the Combined Carve-Out Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.

Carrying Value and Fair Value of Financial Instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2019:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$204	$204
Accounts receivable and other	—	390	390
Financial assets (current and non-current)(1)	29	—	29

Total	$29	$594	$623

Financial liabilities
Non-recourse borrowings (current and non-current)	—	3,526	3,526
Accounts payable and other	—	487	487
Financial liabilities (current and non-current)(1)	77	931	1,008

Total	$77	$4,944	$5,021

(1)	Derivative instruments which are elected for hedge accounting totaling $29 million are included in financial assets and $nil of derivative instruments are included in financial liabilities.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2018:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$99	$99
Accounts receivable and other	—	342	342
Financial assets (current and non-current)(1)	34	—	34

Total	$34	$441	$475

Financial liabilities
Non-recourse borrowings (current and non-current)	—	3,246	3,246
Accounts payable and other	—	349	349
Financial liabilities (current and non-current)(1)	83	900	983

Total	$83	$4,495	$4,578

(1)	Derivative instruments which are elected for hedge accounting totaling $34 million are included in financial assets and $nil of derivative instruments are included in financial liabilities.

The following table provides the carrying values and fair values of financial instruments as at December 31, 2019 and December 31, 2018:

	Dec. 31, 2019		Dec. 31, 2018
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$204	$204	$99	$99
Accounts receivable and other	390	390	342	342
Financial assets (current and non-current)	29	29	34	34

Total	$623	$623	$475	$475

	Dec. 31, 2019		Dec. 31, 2018
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Non-recourse borrowings(1)	3,526	3,677	3,246	3,399
Accounts payable and other	487	487	349	349
Financial liabilities (current and non-current)	1,008	1,008	983	983

	$5,021	$5,172	$4,578	$4,731

(1)

Non-recourse borrowings are classified under level 2 of the fair value hierarchy. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

Hedging Activities

The Business uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, the Business determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.

Cash Flow Hedges

The Business uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2019, pre-tax net unrealized gains of $5 million (2018: gains of $4 million, 2017: losses of $1 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2019, there was a net derivative asset balance of $29 million relating to derivative contracts designated as cash flow hedges (2018: $34 million).

Fair Value Hierarchical Levels—Financial Instruments

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1	—	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2	—

Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.

Level 3	—

Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest’s share of net assets of limited life funds.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

The fair value of the Business’ financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for the Business’ financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2019	Dec. 31, 2018
Interest rate swaps & other	Level 2(1)
Financial asset		$29	$34
Financial liability		77	83

(1)

Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.

Assets and liabilities measured at fair value on a recurring basis include $29 million (2018: $34 million) of financial assets and $77 million (2018: $83 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates.

During the year, no transfers were made between level 1 and 2 or level 2 and 3.

NOTE 5. CASH AND CASH EQUIVALENTS

	As of December 31,
US$ MILLIONS	2019	2018
Cash	$6	$6
Cash equivalents(1)	198	93

Total cash and cash equivalents	$204	$99

(1)	Short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTE 6. ACCOUNTS RECEIVABLE AND OTHER

	As of December 31,
US$ MILLIONS	2019	2018
Current:
Accounts receivable(1)	$356	$328
Prepayments & other assets	34	14

Total current	$390	$342

Non-current:
Accounts receivable(1)	$79	$77
Other assets	10	9

Total non-current	$89	$86

(1)

Includes $214 million and $79 million of current and non-current receivable, respectively (2018: $208 million, $77 million) from one customer. Please refer to Note 14 for revenues attributable to this customer.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Gross carrying amount	Accumulated depreciation	Accumulated fair value adjustments	Total
Balance at January 1, 2019	$3,141	$(437)	$973	$3,677
Change in accounting policies(1)	3	—	—	3
Additions, net of disposals	413	7	—	420
Depreciation expense	—	(113)	—	(113)
Fair value adjustments	—	—	347	347
Net foreign currency exchange differences	139	(24)	48	163

Balance at December 31, 2019	$3,696	$(567)	$1,368	$4,497

US$ MILLIONS	Gross carrying amount	Accumulated depreciation	Accumulated fair value adjustments	Total
Balance at January 1, 2018	$2,942	$(366)	$810	$3,386
Additions, net of disposals	402	7	—	409
Non-cash (disposals)	(22)	—	—	(22)
Depreciation expense	—	(100)	—	(100)
Fair value adjustments	—	—	203	203
Net foreign currency exchange differences	(181)	22	(40)	(199)

Balance at December 31, 2018	$3,141	$(437)	$973	$3,677

(1)	Refer to Note 3 Significant Accounting Policies.

The Business’ property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2019 and 2018. The Business determined fair value under the income method. Assets under development were revalued where fair value could be reliably measured.

The following table summarizes the valuation techniques and significant inputs for the Business’ property, plant and equipment assets.

Dec. 31, 2019				Dec. 31, 2018
Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon
Discounted cash flow model	7%	21x	10 yrs	Discounted cash flow model	7%	22x	10 yrs

An increase in the discount rate would lead to a decrease in the fair value of property, plant and equipment. Conversely, an increase to the terminal value multiple would increase the fair value of property, plant and equipment. The Business has classified all property, plant and equipment under level 3 of the fair value hierarchy.

At December 31, 2019, the Business carried out an assessment of the fair value of its property, plant and equipment, resulting in a gain from revaluation of $347 million (2018: $203 million) which was recognized

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017 in revaluation surplus in the Combined Carve-Out Statements of Comprehensive Income. Key drivers behind the revaluation gain recorded include growth in underlying cash flows at our U.K. regulated distribution business associated with new connections and smart meter adoptions made during the year.

Had the assets been carried under the cost model, the carrying amount of property, plant and equipment would have been $3,129 million as at December 31, 2019 (2018: $2,704 million).

NOTE 8. INTANGIBLE ASSETS

US$ MILLIONS	Dec. 31, 2019	Dec. 31, 2018
Cost	$4,479	$4,631
Accumulated amortization	(543)	(364)

Net intangible assets	$3,936	$4,267

Intangible assets are allocated to the following cash generating units:

US$ MILLIONS	Dec. 31, 2019	Dec. 31, 2018
Brazilian regulated gas transmission operation	$3,885	$4,211
U.K. regulated distribution operation	51	56

Total	$3,936	$4,267

The intangible assets at our Brazilian regulated gas transmission operation relate to service concession arrangements. The terms and conditions of concession arrangements at the Brazilian regulated gas transmission operation are regulated by the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”). Each gas transportation agreement (“GTA”) took into account a return on regulatory asset base (“RAB”), and the tariffs were calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the life of GTAs. Upon expiry of the authorizations, the assets shall be returned to the government and will be subject to concession upon public bidding. These authorizations expire between 2039 and 2041.

The intangible assets at our U.K. regulated distribution operation relates to contracted order book.

The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	Dec. 31, 2019	Dec. 31, 2018
Cost at beginning of the year	$4,631	$5,386
Additions, net of disposals	21	26
Foreign currency translation	(173)	(781)

Cost at end of year	$4,479	$4,631

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following table presents the accumulated amortization for the Business’ intangible assets:

US$ MILLIONS	Dec. 31, 2019	Dec. 31, 2018
Accumulated amortization at beginning of year	$(364)	$(185)
Amortization	(195)	(219)
Foreign currency translation	16	40

Accumulated amortization at end of year	$(543)	$(364)

NOTE 9. GOODWILL

The following table presents the carrying amount for the Business’ goodwill:

US$ MILLIONS	Dec. 31, 2019	Dec. 31, 2018
Balance at beginning of the year	$691	$805
Foreign currency translation and other	(24)	(114)

Balance at end of the year	$667	$691

The Business’ goodwill mainly arose from the recognition of a deferred tax liability due to purchase price accounting upon the acquisition of our Brazilian regulated gas transmission business. Goodwill is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred.

NOTE 10. ACCOUNTS PAYABLE AND OTHER

US$ MILLIONS	Dec. 31, 2019	Dec. 31, 2018
Current:
Accounts payable	$90	$67
Accrued & other liabilities	256	164
Deferred revenue(1)	141	118

Total current	$487	$349

Non-current:
Deferred revenue(1)	$65	$54
Provisions & other liabilities	25	29

Total non-current	$90	$83

(1)

Deferred revenue relates primarily to cash contributions from third parties to build future natural gas and electricity connections at the Business’ U.K. regulated distribution operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue as services are rendered over the life of the connections arrangement. Of the deferred revenue outstanding at December 31, 2019, 69% is estimated to be realized during 2020, 5% during 2021, 5% during 2022 and 21% will be realized in more than 3 years.

The Business’ exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 20, Financial Risk Management.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 11. FINANCIAL LIABILITIES

US$ MILLIONS	Dec. 31, 2019	Dec. 31, 2018
Current:
Inflation rate swaps and other	$6	$5

Total current financial liabilities	$6	$5

Non-current:
Deferred consideration(1)	$931	$900
Inflation rate swaps and other	71	78

Total non-current financial liabilities	$1,002	$978

(1)

Deferred consideration is related to the acquisition of NTS completed during 2017. The deferred consideration is payable on the fifth anniversary of the date of the acquisition and accrues interest at 3.35% compounded annually.

NOTE 12. BORROWINGS

(a)	Non-Recourse Borrowings

The current and non-current balances of non-recourse borrowings are as follows:

US$ MILLIONS	Dec. 31, 2019	Dec. 31, 2018
Non-current	$3,526	$3,246

Total	$3,526	$3,246

Non-recourse borrowings have increased by $280 million since December 31, 2018. This increase is attributable to proceeds, net of repayments from non-recourse borrowings at our U.K regulated distribution operation to fund additions of long-lived assets during the year. The remaining of the variance is attributable to the impact of foreign exchange.

Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Total
2020	$—
2021	—
2022	—
2023	1,623
2024	373
Thereafter	1,539

Total Principal repayments	3,535

Deferred financing costs and other	(9)

Total—Dec. 31, 2019	$3,526

Total—Dec. 31, 2018	$3,246

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

The weighted average interest rates of non-recourse borrowings are as follows:

	2019	2018
Weighted average interest rates	5%	5%

Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec. 31, 2019	Local Currency		Dec. 31, 2018	Local Currency
U.S. dollars	$300	USD	300	$300	USD	$300
British pounds	1,936	GBP	1,460	1,604	GBP	1,256
Brazilian real	1,290	BRL	5,200	1,342	BRL	5,200

(b)	Supplemental Information

Details of the “Changes in liabilities from financing activities”, including both changes arising from cash flows and non-cash changes are as follows:

US$ MILLIONS	Dec. 31, 2018	Cash Flows	Foreign Exchange Movement	Dec. 31, 2019
Non-recourse borrowings	3,246	261	19	3,526

US$ MILLIONS	Dec. 31, 2017	Cash Flows	Foreign Exchange Movement	Dec. 31, 2018
Non-recourse borrowings	1,768	1,549	(71)	3,246

NOTE 13. NON-WHOLLY OWNED AFFILIATES

The following tables present summarized accounts for non-wholly owned affiliates on the Combined Carve-Out Statement of Financial Position:

	As of December 31, 2019
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Affiliates	Equity in Net Assets Attributable to Parent Company
U.K. regulated distribution operation	$159	$4,653	$294	$2,888	$318	$1,312
Brazilian regulated gas transmission operation	435	4,606	199	3,195	1,305	342

Total	$594	$9,259	$493	$6,083	$1,623	$1,654

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

	As of December 31, 2018
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Affiliates	Equity in Net Assets Attributable to Parent Company
U.K. regulated distribution operation	$131	$3,844	$248	$2,452	$247	$1,028
Brazilian regulated gas transmission operation	310	4,955	106	3,185	1,540	434

Total	$441	$8,799	$354	$5,637	$1,787	$1,462

The following tables present summarized accounts for non-wholly owned affiliates on the Combined Carve-Out Statement of Operating Results:

	Year ended December 31, 2019
		Attributable to non- controlling interest		Attributable to parent company
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income	Net Income	Other Comprehensive Income
U.K. regulated distribution operation	$478	$24	$71	$103	$278
Brazilian regulated gas transmission operation	1,141	349	(83)	132	(33)

Total	$1,619	$373	$(12)	$235	$245

	Year ended December 31, 2018
		Attributable to non- controlling interest		Attributable to parent company
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income	Other Comprehensive Income (loss)
U.K. regulated distribution operation	$449	$22	$19	$99	$86
Brazilian regulated gas transmission operation	1,112	357	(469)	139	(190)

Total	$1,561	$379	$(450)	$238	$(104)

	Year ended December 31, 2017
		Attributable to non- controlling interest		Attributable to parent company
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income	Other Comprehensive Income (loss)
U.K. regulated distribution operation	$385	$21	$29	$114	$118
Brazilian regulated gas transmission operation	938	349	(160)	146	(72)

Total	$1,323	$370	$(131)	$260	$46

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following tables present summarized accounts for non-wholly owned affiliates on the Combined Carve-Out Statement of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2019			Year ended December 31, 2018
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
U.K. regulated distribution operation	$271	$(416)	$147	$226	$(413)	$179
Brazilian regulated gas transmission operation	839	(21)	(702)	868	(26)	(792)

Total	$1,110	$(437)	$(555)	$1,094	$(439)	$(613)

	Cash Flow Activities
	Year ended December 31, 2017
US$ MILLIONS	Operating	Investing	Financing
U.K. regulated distribution operation	$220	$(343)	$129
Brazilian regulated gas transmission operation	819	83	(839)

Total	$1,039	$(260)	$(710)

NOTE 14. REVENUES

a)	Revenues by service line

Substantially all of the Business’ revenues are recognized over time as services are rendered. The following table disaggregates revenues by service line:

US$ MILLIONS	2019	2018	2017
Gas Transmission	$1,141	$1,112	$938
Distribution	307	286	249
Connections	152	139	123
Other	19	24	13

	$1,619	$1,561	$1,323

b)	Revenues from external customers

The following table disaggregates revenues by geographical region.

US$ MILLIONS	2019	2018	2017
Brazil	$1,141	$1,112	$938
United Kingdom	478	449	385

	$1,619	$1,561	$1,323

The Business’ customer base is comprised predominantly of investment grade companies, with one customer that makes up greater than 10% of the Business’ revenues. For the year ended December 31, 2019, revenue generated from this customer was $1,141 million (2018: $1,112 million, 2017: $938 million).

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

c)	Non-Current Assets

US$ MILLIONS	Dec. 31, 2019	Dec. 31, 2018
Brazil	$4,606	$4,955
United Kingdom	4,653	3,844

	$9,259	$8,799

NOTE 15. INCOME TAXES

Income taxes are recognized for the amount of taxes payable by the Business’ corporate affiliates and for the impact of deferred tax assets and liabilities related to such affiliates.

(a)	Deferred Income Tax Balances

The sources of deferred income tax balances are as follows:

	As of December 31,
US$ MILLIONS	2019	2018
Deferred income tax assets
Financial instruments and other	$15	$18
Tax losses carried forward	31	31

	$46	$49

Deferred income tax liabilities
Property, plant and equipment	$(505)	$(406)
Intangible assets	(965)	(929)

	$(1,470)	$(1,335)

Net deferred income tax liabilities	$(1,424)	$(1,286)

Reflected in the statement of financial position as follows:
Deferred tax assets	$41	$44
Deferred tax liabilities	(1,465)	(1,330)

Net deferred tax liabilities	$(1,424)	$(1,286)

The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1, 2019	Net Income	Other Comprehensive Income	Other(1)	Acquisitions (Dispositions)	Dec. 31, 2019
Deferred tax assets related to non-capital losses and capital losses	$31	$—	$—	$—	$—	$31
Deferred tax liabilities related to differences in tax and book basis, net	(1,317)	(97)	(60)	19	—	(1,455)

Net deferred tax liabilities	$(1,286)	$(97)	$(60)	$19	$—	$(1,424)

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

		Recognized in
US$ MILLIONS	Jan. 1, 2018	Net Income	Other Comprehensive Income	Other(1)	Acquisitions (Dispositions)	Dec. 31, 2018
Deferred tax assets related to non-capital losses and capital losses	$34	$(2)	$—	$(1)	$—	$31
Deferred tax liabilities related to differences in tax and book basis, net	(1,355)	(98)	(36)	172	—	(1,317)

Net deferred tax liabilities	$(1,321)	$(100)	$(36)	$171	$—	$(1,286)

(1)	Other items relate to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.

The amount of non-capital and capital losses and deductible temporary differences for which no deferred income tax assets have been recognized is approximately $3 million (2018: $3 million). All of the deductible temporary differences not recognized relate to non-capital losses that will carry forward indefinitely and have no expiry dates.

(b)	Income Tax Recognized in Income or Loss

The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Tax expense comprises:
Current income tax expense	$175	$134	$75
Deferred income tax expense
Origination and reversal of temporary differences	89	94	98
Deferred tax assets not recognized	8	6	3

Total income tax expense	$272	$234	$176

Income tax on income before tax and non-controlling interests reconciles to tax expense as follows:
Net income before income tax and non-controlling interests	$842	$815	$753

Income tax expense calculated at the domestic rates applicable to profits in the country concerned	267	257	239
International operations subject to different tax rates	(3)	(12)	(25)
Taxable income attributable to non-controlling interests	(6)	(24)	(50)
Portion of gains subject to different tax rates	8	9	7
Deferred tax assets not recognized	8	6	3
Permanent differences and other	(2)	(2)	2

Income tax expense recognized in profit or loss	$272	$234	$176

The Business has no temporary differences associated with investments in affiliates for which no deferred income taxes have been provided.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

(c)	Income Tax Recognized Directly in Other Comprehensive Income

US$ MILLIONS	2019	2018	2017
Deferred tax arising on income and expenses recognized in other comprehensive income
Revaluation of property, plant and equipment	$59	$35	$11
Cash flow hedges	1	1	—

Total income tax recognized directly in other comprehensive income	$60	$36	$11

NOTE 16. ACCUMULATED OTHER COMPREHENSIVE INCOME

Attributable to Parent Company

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Cash Flow Hedges	Accumulated Other Comprehensive Income
Balance at December 31, 2017	$594	$(207)	$(5)	$382
Other comprehensive income (loss)	135	(242)	3	(104)

Balance at December 31, 2018	$729	$(449)	$(2)	$278

Other comprehensive income	230	12	3	245

Balance at December 31, 2019	$959	$(437)	$1	$523

NOTE 17. CONTRACTUAL COMMITMENTS

In the normal course of business, the Business will enter into contractual obligations which include commitments relating primarily to contracted project costs for various growth initiatives such as committed expenditures associated with gas and electricity sales contracts at our U.K. regulated distribution operation. As at December 31, 2019, the Business had $913 million (2018: $915 million) of commitments outstanding, of which 30% mature in less than one year, 47% between two and five years, and 23% after five years.

In addition, pursuant to the Master Service Agreement, on a quarterly basis, the partnership pays a base management fee to certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield, equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership plus net recourse debt. The fee attributable to the Business is recorded on the Combined Carve-Out Statements of Operating Results in general and administrative expenses. The allocation was based on the estimated fair value of the Business.

NOTE 18. RELATED PARTY TRANSACTIONS

In the normal course of operations, the Business entered into the transactions below with related parties. The ultimate parent of the Business is Brookfield Asset Management Inc. (“Brookfield”). Other related parties of the Business represent Brookfield’s subsidiary and operating entities.

Since inception, our partnership has had a management agreement (the “Master Services Agreement”) with the Service Provider.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

The Business’ combined carve-out financial statements include general corporate expenses of the parent company which were not historically allocated to the Business’ operations. These expenses relate to management fees payable to Brookfield. These allocated expenses have been included as appropriate in the Business’ Combined Carve-Out Statement of Operating Results. Key decision makers of the Business are employees of Brookfield. However, the financial statements may not include all of the expenses that would have been incurred and may not reflect the Business’ combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. It is not practicable to estimate the actual costs that would have been incurred had the Business been a standalone business during the periods presented as this would depend on multiple factors, including organizational structure and infrastructure.

Pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding units, plus all outstanding third-party debt with recourse to a recipients of services under the Master Services Agreement, less all cash held by such entities.

The Base Management Fee allocated to the Business was $30 million for the year ended December 31, 2019 (2018: $24 million, 2017: $25 million). The allocation was based on the estimated fair value of the Business.

The Business’ affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the year ended December 31, 2019, revenues of $2 million were generated (2018: $4 million, 2017: $nil) and $nil expenses were incurred (2018: $nil, 2017: $nil).

NOTE 19. DERIVATIVE FINANCIAL INSTRUMENTS

The Business’ activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. The Business selectively uses derivative financial instruments principally to manage these risks.

The aggregate notional amount of the Business’ derivative positions at December 31, 2019 and 2018 were as follows:

US$ MILLIONS	Note	2019	2018
Interest rate swaps and other	(a)	$434	$417

		$434	$417

The following table presents the change in fair values of the Business’ derivative positions during the years ended December 31, 2019 and 2018:

US$ MILLIONS	Unrealized Gains on Derivative Financial Assets	Unrealized Losses on Derivative Financial Liabilities	Net Change During 2019	Net Change During 2018
Interest rate swaps and other	$10	$—	$10	$29

	$10	$—	$10	$29

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

(a)	Interest Rates Swaps and Other

At December 31, 2019, the Business held cross currency interest rate swap contracts having an aggregate notional amount of $267 million (2018: $257 million). The Business has inflation linked swaps with an aggregate notional amount of $167 million (2018: $160 million).

Other Information Regarding Derivative Financial Instruments

The following table presents the notional amounts underlying the Business’ derivative instruments by term to maturity as at December 31, 2019 and the comparative notional amounts at December 31, 2018, for both derivatives that are classified as fair value through profit or loss and derivatives that qualify for hedge accounting:

	2019				2018
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Inflation rate swaps and other	$—	$—	$167	$167	$160

	$—	$—	$167	$167	$160

Elected for hedge accounting
Cross currency interest rate swaps and other	$—	$267	$—	$267	$257

	$—	$267	$—	$267	$257

The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2019 and 2018 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2019			2018
AS AT AND FOR THE YEARS ENDED (US$ MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$267	$5	$—	$257	$34	$—

The Business settles the difference between the contracted fixed and floating rates of its interest rate swaps on a net basis. All interest rate swap contracts exchanging floating rate interest amounts for fixed rate interest amounts are designated as cash flow hedges in order to reduce the Business’ cash flow exposure resulting from variable interest rates on borrowings. The interest rate swaps and the interest payments on the borrowings occur simultaneously and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on borrowings affect profit or loss.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 20. FINANCIAL RISK MANAGEMENT

The Business is exposed to the following risks as a result of holding financial instruments: capital risk; liquidity risk; market risk (i.e. interest rate risk and foreign currency risk); and credit risk. The following is a description of these risks and how they are managed:

(a)	Liquidity Risk Management

The Business manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. The Business’ overall capital strategy remains unchanged from 2018.

The capital structure of the Business consists of debt, offset by cash and cash equivalents, and share capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2019	2018
Non-recourse borrowings	$3,526	$3,246
Cash and cash equivalents	(204)	(99)

Net debt	3,322	3,147
Total Equity	3,277	3,249

Total capital and net debt	$6,599	$6,396

Net debt to capitalization ratio	50%	49%

The Board of Directors, along with senior management of the Service Provider, reviews the Business’ capital structure and as part of this review, considers the cost of capital and the risk associated with each class of capital.

The Business manages its debt exposure by financing its operations on a non-recourse basis with prudent levels of debt, ensuring a diversity of funding sources as well as laddering its maturity profile to minimize refinance risk. the Business also borrows in the currency where the asset operates, where possible, in order to hedge its currency risk.

The Business’ financing plan is to fund its recurring growth capital expenditures with cash flow generated by its operations after maintenance capital expenditure, as well as debt financing that is sized to maintain its credit profile. To fund large scale development projects and acquisitions, the Business will evaluate a variety of capital sources including funding from our partnership, proceeds from selling non-core assets, equity and debt financing. The Business will seek to raise additional equity if the Business believes it can earn returns on these investments in excess of the cost of the incremental capital.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following tables detail the contractual maturities for the Business’ financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which the Business can be required to pay. The tables include both interest and principal cash flows:

December 31, 2019 US$ MILLIONS	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$245	$1	$1	$—	$247
Non-recourse borrowings	—	—	1,996	1,539	3,535
Financial liabilities	6	28	973	1	1,008

Interest Expense:
Non-Recourse borrowings	82	69	184	391	726

December 31, 2018 US$ MILLIONS	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$202	$—	$—	$—	$202
Non-recourse borrowings	—	—	1,772	1,480	3,252
Financial liabilities	5	6	943	29	983

Interest Expense:
Non-recourse borrowings	90	74	212	479	855

(b)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Business will fluctuate because of the change in market prices. Market risk includes the risk of changes in interest rates, foreign currency exchange rates and equity prices.

The Business seeks to minimize the risks associated with foreign currency exchange rates and interest rates primarily through the use of derivative financial instruments to hedge these risk exposures. The use of financial derivatives is governed by Brookfield Infrastructure’s Treasury Policy. The Business does not enter into, or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Treasury Policy provides written principles on the use of financial derivatives. With respect to its treasury policy, the Service Provider performs the monitoring, review and approval role and report to the Board on a regular basis.

Financial instruments held by the Business that are subject to market risk include other financial assets, borrowings and derivative instruments.

Interest Rate Risk Management

The Business’ primary objectives with respect to interest rate risk management are to ensure that:

•	The Business is not exposed to interest rate movements that could adversely impact its ability to meet financial obligations;

•	Earnings and distributions are not adversely affected;

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

•	Volatility of debt servicing costs is managed within acceptable parameters; and

•	All borrowing covenants under various borrowing facilities, including interest coverage ratios, are complied with.

To achieve these objectives, in general terms, the Business’ funding mix comprises both fixed and floating rate debt. Fixed rate debt is achieved either through fixed rate debt funding or through the use of financial derivate instruments. In addition, where possible, interest rate risk is minimized by matching the terms of interest rate swap contracts in regulated businesses to the term of the rate period, thus providing natural hedges.

The sensitivity analyses below reflect the Business’ exposure to interest rates for both derivative and non-derivative instruments at the reporting date, assuming that a 10 basis point increase or decrease in rates takes place at the beginning of the financial year and is held constant throughout the reporting period. The sensitivity analyses assume a 10 basis point change to reflect the current methodology employed by the Business in assessing interest rate risk. Such parallel shift in the yield curve by 10 basis points would have had the following impact, assuming all other variables were held constant:

	2019		2018		2017
US$ MILLIONS	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase
Net income (loss)	$1	$(1)	$1	$(1)	$1	$(1)
Other comprehensive income	—	—	—	—	—	—

Foreign Currency Risk Management

The Business has exposure to foreign currency risk in respect of currency transactions, the value of the Business’ net investment, cash flows and capital expenditures that are denominated outside of the U.S. The Business’ approach to foreign currency risk management is:

•	The Business leverages any natural hedges that may exist within its operations;

•	The Business utilizes local currency debt financing to the extent possible; and

•	The Business may utilize derivative contracts to the extent that natural hedges are insufficient.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

The tables below set out the Business’ currency exposure at December 31, 2019, 2018 and 2017:

2019 US$ MILLIONS	GBP	BRL	Total
Assets:
Current assets	$159	$435	$594
Non-current assets	4,653	4,606	9,259

	$4,812	$5,041	$9,853

Liabilities:
Current liabilities	$294	$199	$493
Non-current liabilities	2,888	3,195	6,083

	$3,182	$3,394	$6,576

Non-controlling interest	318	1,305	1,623

Net investment attributable to parent equity	$1,312	$342	$1,654

2018 US$ MILLIONS	GBP	BRL	Total
Assets:
Current assets	$131	$310	$441
Non-current assets	3,844	4,955	8,799

	$3,975	$5,265	$9,240

Liabilities:
Current liabilities	$248	$106	$354
Non-current liabilities	2,452	3,185	5,637

	$2,700	$3,291	$5,991

Non-controlling interest	247	1,540	1,787

Net investment attributable to parent equity	$1,028	$434	$1,462

2017 US$ MILLIONS	GBP	BRL	Total
Assets:
Current assets	$107	$322	$429
Non-current assets	3,550	5,990	9,540

	$3,657	$6,312	$9,969

Liabilities:
Current liabilities	$281	$73	$354
Non-current liabilities	2,261	2,015	4,276

	$2,542	$2,088	$4,630

Non-controlling interest	217	3,081	3,298

Net investment attributable to parent equity	$898	$1,143	$2,041

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following tables detail the Business’ sensitivity to a 10% increase and decrease in the U.S. dollar against the relevant foreign currencies, with all other variables held constant as at reporting date. 10% is the sensitivity rate used when reporting foreign currency risk internally. The sensitivity analysis is performed as follows:

•

Outstanding foreign currency denominated monetary items (excluding foreign exchange derivative contracts) are adjusted at period end for a 10% change in foreign currency rates from the rate at which they are translated;

•	Foreign currency derivative contracts are measured as the change in fair value of the derivative as a result of a 10% change in the spot currency rate; and

•

The impact on net income results from performing a sensitivity of a 10% change in foreign exchange rates applied to the profit or loss contribution from foreign operations (after considering the impact of foreign exchange derivative contracts).

	Impact on Net Income
	2019		2018		2017
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/GBP	10	(10)	10	(10)	11	(11)
USD/BRL	13	(13)	14	(14)	15	(15)

	Impact on Parent Equity
	2019		2018		2017
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/GBP	131	(131)	103	(103)	90	(90)
USD/BRL	34	(34)	43	(43)	114	(114)

(c)	Credit Risk Management

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations.

From a treasury perspective, counterparty credit risk is managed through the establishment of authorized counterparty credit limits which are designed to ensure that the Business only deals with credit worthy counterparties and that counterparty concentration is addressed and the risk of loss is mitigated. Credit limits are sufficiently low to restrict the Business from having credit exposures concentrated with a single counterparty but rather encourages spreading such risks among several parties. The limits are set at levels that reflect the Business’ scale of activity and allow it to manage its treasury business competitively.

The Business does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. Exposure to credit risk is limited to the carrying amount of the assets on the Combined Carve-out Statements of Financial Position.

COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UTILITIES OPERATIONS OF

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 21. SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Interest paid	$161	$136	$80
Income taxes paid	$96	$107	$73

Amounts paid and received for interest were reflected as operating cash flows in the Combined Carve-out Statements of Cash Flows. Interest paid is net of debt related hedges.

Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Combined Carve-out Statements of Cash Flows depending upon the nature of the underlying transaction.

Details of “Changes in non-cash working capital, net” on the Combined Carve-out Statements of Cash Flows are as follows:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Accounts receivable	$(58)	$(21)	$19
Accounts payable and other	131	36	49

Changes in non-cash working capital, net	$73	$15	$68

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

These unaudited condensed combined pro forma financial statements of our company, or the Unaudited Pro Forma Financial Statements, have been prepared to illustrate the effects of the following transactions, which we refer to as the Transactions:

•	The transfer of Brookfield Infrastructure’s interest in its U.K. regulated distribution operations and the Brazilian regulated gas transmission operations, or the Business, to our company.

•	The issuance of exchangeable shares, class B shares and class C shares of our company and an intercompany loan to Brookfield Infrastructure in connection with the transfer of the Business.

•	The delivery of exchangeable shares of our company to the holders of equity units of Holding LP (which does not include preferred partnership units), including the partnership.

•	The delivery of exchangeable shares of our company to the holders of equity units of the partnership (which does not include preferred partnership units) through the special distribution.

Prior to the completion of the special distribution, we expect to enter into two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year $1 billion revolving credit facility to permit the movement of cash within our group. We expect that no amounts will be drawn under these credit facilities as of the date of the special distribution.

It is currently anticipated that immediately following the special distribution, (i) holders of units will hold approximately 70.4% of the issued and outstanding exchangeable shares of our company, (ii) Brookfield and its affiliates will hold 29.6% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of the partnership will own all of the issued and outstanding class B shares and all of the issued and outstanding class C shares of our company. The class B shares will represent a 75% voting interest in our company and the class C shares entitle the partnership to all of the residual value in our company after the exchange of the exchangeable shares and payment of any accrued dividends.

The information in the Unaudited Condensed Combined Pro Forma Statement of Operating Results gives effect to the Transactions as if they had been consummated on January 1, 2019. The information in the Unaudited Condensed Combined Pro Forma Statement of Financial Position gives effect to the Transactions as if they had been consummated on December 31, 2019. All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars and has been prepared using accounting policies that are consistent with IFRS as issued by the IASB. The Unaudited Pro Forma Financial Statements have been derived by the application of pro forma adjustments to the financial statements of our company and the historical audited combined carve-out financial statements of the utilities operations of the partnership included elsewhere in this prospectus, to give effect to the Transactions.

The historical financial information has been adjusted in the Unaudited Pro Forma Financial Statements to give effect to pro forma adjustments that are (1) directly attributable to the Transactions, (2) factually supportable, and (3) with respect to the Unaudited Pro Forma Condensed Combined Statement of Operating Results, expected to have a continuing impact on the combined results of the Business. The Unaudited Pro Forma Financial Statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the Unaudited Pro Forma Financial Statements provide a detailed discussion of how such adjustments were derived and presented in the Unaudited Pro Forma Financial Statements. The Unaudited Pro Forma Financial Statements should be read in conjunction with ‘‘Capitalization,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited combined carve-out financial statements of the utilities operations of the partnership as at December 31, 2019 and 2018 and for each of the years in the three years ended December 31, 2019, and the financial statements of our company as at December 31, 2019 and related notes thereto included elsewhere in this prospectus. The Unaudited Pro Forma Financial Statements have been prepared for illustrative purposes only and are not necessarily indicative of our financial position or results of operations had the Transactions for which we are giving pro forma effect occurred on the dates or for the periods indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. A number of factors may affect our results.

UNAUDITED CONDENSED COMBINED

PRO FORMA STATEMENT OF FINANCIAL POSITION

			Pro forma adjustments(1)
US$ MILLIONS As of December 31, 2019	BIPC	Historical business	Common shares	Intercompany loan	Other	Total pro forma adjustments	Pro forma
			(2)	(3)	(4)
Assets
Cash and cash equivalents	$ —	$204	$—	$—	$ —	$—	$204
Accounts receivable and other	—	390	—	—	—	—	390

Current assets	—	594	—	—	—	—	594
Property, plant and equipment	—	4,497	—	—	—	—	4,497
Intangible assets	—	3,936	—	—	—	—	3,936
Goodwill	—	667	—	—	—	—	667
Financial assets	—	29	—	—	—	—	29
Other assets	—	89	—	—	—	—	89
Deferred income tax asset	—	41	—	—	—	—	41

Total assets	$—	$9,853	$—	$—	$—	$—	$9,853

Liabilities and Equity
Liabilities
Accounts payable and other	—	487	—	—	4	4	491
Financial liabilities	—	6	1,765	—	—	1,765	1,771

Current liabilities	—	493	1,765	—	4	1,769	2,262
Non-recourse borrowings	—	3,526	—	—	—	—	3,526
Financial liabilities	—	1,002	—	—	—	—	1,002
Other liabilities	—	90	—	1,042	—	1,042	1,132
Deferred income tax liability	—	1,465	—	—	—	—	1,465

Total liabilities	—	6,576	1,765	1,042	4	2,811	9,387

Equity
Equity in net assets attributable to parent company	—	1,654	(1,765)	(1,042)	(4)	(2,811)	(1,157)
Non-controlling interests — interests of others in consolidated subsidiaries	—	1,623	—	—	—	—	1,623

Total equity	—	3,277	(1,765)	(1,042)	(4)	(2,811)	466

Total liabilities and equity	$—	$9,853	$—	$—	$—	$—	$9,853

See the accompanying notes to the pro forma financial statements.

UNAUDITED CONDENSED COMBINED

PRO FORMA STATEMENT OF OPERATING RESULTS

			Pro forma adjustments(1)
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS For the year ended December 31, 2019	BIPC	Historical business	Common shares	Intercompany loan	Other	Total pro forma adjustments	Pro forma
			(2)	(3)	(4)
Revenues	$ —	$1,619	$ —	$—	$—	$—	$1,619
Direct operating costs	—	(244)	—	—	—	—	(244)
General and administrative expenses	—	(30)	—	—	—	—	(30)
Depreciation and amortization expense	—	(308)	—	—	—	—	(308)

	—	1,037	—	—	—	—	1,037
Interest expense	—	(156)	—	(51)	—	(51)	(207)
Mark-to-market on hedging items	—	5	—	—	—	—	5
Other expense	—	(44)	—	—	—	—	(44)

Income before income tax	—	842	—	(51)	—	(51)	791
Income tax expense
Current	—	(175)	—	—	—	—	(175)
Deferred	—	(97)	—	—	—	—	(97)

Net income(5)	$—	$570	$—	$(51)	$—	$(51)	$519

Attributable to:
Parent company	$—	$197	$—	$(51)	$—	$(51)	$146
Non-controlling interests—interests of others in consolidated subsidiaries	—	373	—	—	—	—	373

See the accompanying notes to the pro forma financial statements.

NOTES TO THE UNAUDITED CONDENSED COMBINED

PRO FORMA FINANCIAL STATEMENTS

(1) Pro Forma Adjustments

Brookfield Infrastructure Corporation (“our company” or “BIPC”) was formed on August 30, 2019 pursuant to a contribution of one hundred dollars from Brookfield Infrastructure Holdings (Canada) Inc. (together with Brookfield Infrastructure Partners L.P., or the partnership, and its related companies, “Brookfield Infrastructure”). The pro forma financial statements are derived from the combined carve-out financial statements of the utilities operations of the partnership and the statement of financial position of our company, included elsewhere in this prospectus. Brookfield Infrastructure will contribute the U.K. regulated distribution business and the Brazilian regulated gas transmission business, or the Business, to our company. This contribution will be recorded based on Brookfield Infrastructure’s book value on the date of contribution, as the transfer of these assets to our company is considered to be a transaction between entities under common control. The pro forma adjustments include necessary adjustments to account for the issuance of equity and other transactions to account for the transfer of the Business to our company.

(2) Issuance of exchangeable shares and class B and C shares

Immediately after the transfer of the Business, our company’s capital structure will be comprised of exchangeable shares, class B shares and class C shares. Upon completion of the special distribution, our company expects to have approximately 46.3 million exchangeable shares, 1 class B share and 1.4 million class C shares outstanding. Exchangeable shares will be exchangeable at the option of the holder at any time at a price equal to the market price of a unit (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership). See “Description of Our Share Capital – Exchange by Holder – Adjustments to Reflect Certain Capital Events.” Our company will have the option to satisfy the exchange either by delivering a unit or the cash equivalent. Class B shares and class C shares will be redeemable for cash in an amount equal to the market price of a unit. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B shares, the Exchangeable shares and the class B shares are classified as financial liabilities in the Unaudited Condensed Combined Pro Forma Financial Statements. Class C shares, as the most subordinated class of all common shares, will be classified as equity instruments.

Valuation of the liabilities associated with the exchangeable shares and class B shares will be based on market values, with mark-to-market gains or losses recognized in our company’s Combined Statements of Operating Results. The impact of the mark-to-market gains or losses has not been reflected in these pro forma statements. An increase or a decrease in the per share fair market value of the exchangeable shares and class B shares by 10% is expected to decrease or increase, respectively, net income by approximately $175 million for the year ended December 31, 2019. The fluctuation in net income is estimated based on the NYSE opening price of one limited partnership unit of BIP LP of $38.09 on March 31, 2020 and assuming that approximately 46.3 million of exchangeable shares and class B shares in aggregate will be issued.

(3) Issuance of intercompany loan to Brookfield Infrastructure

In exchange for Brookfield Infrastructure’s interest in the Business, our company will issue shares and loans payable to Brookfield Infrastructure. The loans are expected to be for approximately $1,042 million repayable in 10 years and to bear weighted average interest at 5% annually.

(4) Other pro forma adjustments

(i)	Transaction fees

The pro forma adjustments include provisions for transaction fees associated with the special distribution and the transfer of the Business to our company. As the transaction costs were incurred subsequent to the periods presented in the pro forma statements, the transaction costs of $4 million are recorded in equity.

(ii)	Tax impact

The adjustment to reflect the tax effects of the pro forma adjustments is calculated at the average statutory rates in effect in each relevant jurisdiction for the periods presented. The impact of the pro forma adjustments has the effect of increasing deductible temporary differences for which no deferred income tax recoveries have been recognized.

(5) Earnings per share

Earnings per share have not been presented as all the classes of common share do not represent “ordinary shares” under IAS 33 Earnings per share.